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                                                           Exhibit (a)(1)(L)
                                [AXT Letterhead]

Contact:                                                            NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE

           AXT ANNOUNCES EXTENSION OF STOCK OPTION EXCHANGE PROGRAM

FREMONT, Calif., June 18, 2003 /PRNewswire-FirstCall/-- AXT, Inc. (Nasdaq:
AXTI), a leading manufacturer of optoelectronic devices and compound semiconductor substrates, today announced that it has extended until 9:00 p.m., Pacific Time, on June 30, 2003 the expiration of its voluntary stock option exchange program for eligible option holders. The program, announced by AXT on May 27, 2003, was originally scheduled to expire at 9:00 p.m., Pacific Time, on June 24, 2003.

Under the program, eligible AXT option holders who elect to participate will have the opportunity to tender for cancellation outstanding options in exchange for new options to be granted on a future date that is at least six months and one day after the date of cancellation. Members of AXT's Board of Directors and its executive officers are not eligible to participate in the program. As of 4:00 p.m., Pacific Time, on June 17, 2003, options to purchase an aggregate of approximately 436,000 shares of AXT common stock had been tendered for exchange. If each outstanding eligible stock option is exchanged, AXT would expect to grant replacement options in the future to purchase approximately 1,146,000 shares of our common stock.


ABOUT AXT

AXT designs, develops, manufactures and markets high-performance compound semiconductor substrates for the fiber optics and communications industries. The Company's proprietary Vertical Gradient freeze (VGF) crystal growth technology produces low-defect, semi-insulating and semi-conducting gallium arsenide, indium phosphide and germanium wafers. AXT is also a leading producer of light-emitting diodes (LEDs), such as blue, green, and cyan LEDs for the display and lighting industries and edge-emitting and vertical-cavity surface-emitting lasers (VCSELs) for the fiber optics industry. For more information, see AXT's website at http://www.axt.com. The Company can also be reached at 4281 Technology Drive, Fremont, California 94538 or by calling 510-683-5900. AXT is traded on the Nasdaq National Market under the symbol AXTI.